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   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 27, 2001
                          REGISTRATION NO. 333-53112

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ____________________________


                                POST-EFFECTIVE
                                AMENDMENT NO. 1
                                      TO
                                   FORM S-1
                             REGISTRATION STATEMENT
                                    UNDER
                           THE SECURITIES ACT OF 1933

                          ____________________________


                          CAP ROCK ENERGY CORPORATION
            (Exact name of Registrant as Specified in its Charter)

           TEXAS                         4911                   75-2794300
(State or other jurisdiction (Primary Standard Industrial      (IRS Employer
      of incorporation)      Classification Code Number)  Identification Number)

                          ____________________________


                       500 WEST WALL STREET, SUITE 400
                             MIDLAND, TEXAS 79701
                                (915) 683-5422
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                          DAVID W. PRUITT, PRESIDENT
                       500 WEST WALL STREET, SUITE 400
                             MIDLAND, TEXAS 79701
                                (915) 683-5422
         (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                   Copy to:
                        RONALD W. LYON, GENERAL COUNSEL
                             115 S. TRAVIS STREET
                             SHERMAN, TEXAS 75090
                                (903) 813-0377

                          ____________________________


        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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FIRST AMENDMENT DATED
DECEMBER 12, 2001,
TO PROSPECTUS DATED
JULY 31, 2001

                                1,303,017 SHARES

                          CAP ROCK ENERGY CORPORATION

                                  COMMON STOCK

                               __________________

        The following information, dated December 12, 2001, amends and updates the Prospectus of Cap Rock Energy Corporation (the "Company") dated July 31, 2001 (the "Prospectus), and is part of and must accompany the Prospectus.

STATUS OF THE CONVERSION PLAN

The Prospectus related to:

        o a distribution by us of up to 1,575,000 of our shares of common stock of to Eligible Interest Owners (as such term was defined in the Prospectus) pursuant to the Conversion Plan (as such term was defined in the Prospectus);

        o a rescission offer by the Cooperative (as such term was defined in the Prospectus) to Eligible Interest Owners who, through their previous action or inaction, elected to receive shares of our common stock pursuant to the Conversion Plan; and

        o an offering of 3,150,000 additional shares of our common stock to current and former members of the Cooperative at an offering price of $10.00 per share.

The Prospectus also described an election process pursuant to which an election form was mailed to all current and former members of the Cooperative on July 31, 2001. In the election form you were given the opportunity to select whether you desired to:

        o accept shares of our common stock in exchange for your entire interest in the Cooperative; or

        o participate in the Cooperative's rescission offer.

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In addition to the foregoing options, you were also given the opportunity to purchase additional shares of our common stock. You had until 5:00 pm on September 4, 2001 to return your election form to us. If you failed to return the election form to us by that time, you were deemed to have not accepted the Cooperative's rescission offer and instead you were entitled to receive the shares of our common stock that you had previously elected to receive under the Conversion Plan.

Approximately 6.4% of the current and former members of the Cooperative chose to accept the Cooperative's rescission offer, with approximately 35.9% of those who chose to accept the rescission offer electing to receive reductions on their electric bills and 64.1% electing to receive cash. Reductions on electric bills commenced with the Cooperative's November 2001 bills to customers and the cash payments were made on September 29, 2001. A total of $908,974.88 of interests in the Cooperative were eliminated by reductions in electric bills in the same amount. A total of $1,774,312.91 of interests in the Cooperative were eliminated by cash payments totaling $1,117,817.13.

We received subscriptions to purchase 30,133 shares of our common stock in connection with the offering of additional shares of our common stock to current and former members of the Cooperative. Rather than proceed with the closing of the sale of those shares, our Board of Directors concluded that it would be in our best interest to terminate the offering and return the subscriptions, which were held in a separate account at Western National Bank in Midland, Texas, to the current and former members of the Cooperative who had subscribed for additional shares of our common stock. All of these subscriptions have now been returned to the subscribers. All references in the Prospectus regarding our offering of additional shares of our common stock, including information under the captions "Capitalization," "Dilution" and "Use of Proceeds" should be disregarded, as they are no longer applicable.


After taking into effect the results of the Cooperative's rescission offer, a total of 1,303,017 shares of our common stock are being issued to Eligible Interest Owners in exchange for their interests in the Cooperative. It was anticipated that these shares would be issued on or before September 29, 2001, but this did not occur because our application to list our common stock on the American Stock Exchange has not yet been approved by the American Stock Exchange. See "Status of Listing on American Stock Exchange." We are proceeding, however, to issue the shares concurrently with the delivery of this Amendment even though our stock is not listed on a national stock exchange at this time.

As the remaining step in implementing the Conversion Plan, the Cooperative filed an application with the Public Utility Commission of Texas for approval of the transfer of its certified territory to us. The Texas Cotton Ginners Association and a group of customers of the Cooperative known as the St. Lawrence Cotton Grower's Association have intervened in the transfer process, as has the Office of Public Utility Counsel at the request and urging of the St. Lawrence Cotton Grower's Association. While we believe that we will prevail on the transfer application, these interventions may nevertheless delay approval of the transfer of the certified territory and increase the costs associated with the transfer. In the unlikely event that we fail to prevail on the transfer application, that failure should


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not have a material adverse effect on us because we would keep the Cooperative in existence (with the Company as the sole member) and we would simply provide services to our customers through the Cooperative.

STATUS OF LISTING ON AMERICAN STOCK EXCHANGE

The Prospectus states that we have filed an application for listing of our common stock on the American Stock Exchange. As of the date of this Amendment, that application had not been granted because we were unable to meet all of the listing requirements of the American Stock Exchange. This inability to meet the listing requirements was a direct result of the effect of the acceptance of the Cooperative's rescission offer on our equity and the market value of the shares of the common stock that will be held by the public. We are continuing our efforts to have our common stock listed on the American Stock Exchange and we believe that we will be in a position to meet the primary listing requirements of the American Stock Exchange no later than early 2002, at which time the American Stock Exchange is expected to grant our listing application. Until we are able to list our common stock on the American Stock Exchange or other national stock market, the shares of our common stock may be traded in the over-the-counter market.

STATUS OF SALE OF TRANSMISSION SYSTEM

As indicated in the Prospectus, we intend to sell our transmission system for approximately $75 million. We entered into a letter of intent with a potential buyer in June 2001, but that transaction was not consummated. No new buyer has as yet been identified, but we are actively marketing the system for sale. A requirement of any such sale would be that we be allowed to continue to use the system through a leaseback arrangement or other agreement with the buyer.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly cause this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, Texas, on November 27, 2001.

                                        Cap Rock Energy Corporation


                                        By: /s/ David W. Pruitt
                                           ------------------------------------
                                                David W. Pruitt
                                                CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     SIGNATURE                           TITLE                        DATE
     ---------                           -----                        ----

/s/ David W. Pruitt             Chief Executive Officer        November 27, 2001
------------------------------       and Director
    David W. Pruitt

/s/ Lee D. Atkins               Chief Financial Officer        November 27, 2001
------------------------------ and Senior Vice President
    Lee D. Atkins

*/s/ Russell E. Jones                  Director                November 27, 2001
------------------------------
     Russell E. Jones

*/s/ Sammie D. Buchanan                Director                November 27, 2001
------------------------------
     Sammie D. Buchanan

*/s/ Jerry R. Hoescher                 Director                November 27, 2001
------------------------------
     Jerry R. Hoescher

*/s/ Floyd L. Ritchey                  Director                November 27, 2001
------------------------------
     Floyd L. Ritchey

*/s/ Michael D. Schaffner              Director                November 27, 2001
------------------------------
     Michael D. Schaffner


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*/s/ Newell W. Tate                    Director                November 27, 2001
------------------------------
     Newell W. Tate

*By: /s/ David W. Pruitt
------------------------------
         David W. Pruitt
         Attorney-in-Fact


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